SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549


                               FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 [FEE REQUIRED]


              For the Fiscal Year Ended December 31, 2001

                                  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                    Commission File Number 2-62223



         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                       (Full title of the plan)




                          ENTERGY CORPORATION
                           639 Loyola Avenue
                     New Orleans, Louisiana  70113
          (Issuer and address of principal executive office)

         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

                           Table of Contents


                                                                Page
                                                               Number

(a) Financial Statements:

   Independent Auditors' Report                                  2

   Statements of Net Assets Available for Benefits
     as of December 31, 2001 and 2000                            3

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2001               4

   Notes to Financial Statements                                 5

(b) Signature                                                   16

(c)Exhibit:

   Independent Auditors' Consent                                17

                     INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 21, 2002

      SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                    December 31,
                                                2001            2000
INVESTMENTS:
   Plan interest in Master Trust           $1,550,195,537  $1,435,953,379

RECEIVABLES:
   Plans transferred-in                                 -      91,547,410
   Loans transferred-in                                 -       3,570,549
   Participants' contributions                  1,185,734       1,386,012
   Employer contributions                         597,663         353,019
   Interest receivable                             53,285          48,866
                                           --------------  --------------
                                                1,836,682      96,905,856
                                           --------------  --------------
      Net Assets Available for Benefits    $1,552,032,219  $1,532,859,235
                                           ==============  ==============

See Notes to Financial Statements.


          SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    For the Year Ended December 31, 2001



                                                         Participant    Non-Participant
                                                          Directed         Directed          Total
Additions to (Reductions in) Net Assets attributed to:
   Investment loss:
       Plan interest in Master Trust investment loss     $(38,347,797)    $(25,985,653)    $(64,333,450)

   Contributions:
       Participant                                         72,589,129                -       72,589,129
       Employer - net of forfeitures                       25,433,189        2,463,661       27,896,850
                                                       --------------    -------------   --------------
            Total contributions                            98,022,318        2,463,661      100,485,979
                                                       --------------    -------------   --------------

            Total additions (reductions)                   59,674,521      (23,521,992)      36,152,529

Distributions to withdrawing participants                  43,724,605       14,969,220       58,693,825
                                                       --------------    -------------   --------------

Net increase (decrease) before transfers                   15,949,916      (38,491,212)     (22,541,296)
                                                       --------------    -------------   --------------

Transfers:
   Plans transferred-in                                    41,714,280                -       41,714,280
   Interfund transfers                                     11,679,474      (11,679,474)               -
                                                       --------------    -------------   --------------
            Total transfers                                53,393,754      (11,679,474)      41,714,280
                                                       --------------    -------------   --------------

Net increase (decrease)                                    69,343,670      (50,170,686)      19,172,984

Net Assets Available for Benefits
       Beginning of Year                                1,000,064,194      532,795,041    1,532,859,235
                                                       --------------    -------------   --------------
       End of Year                                     $1,069,407,864    $ 482,624,355   $1,552,032,219
                                                       ==============    =============   ==============

See Notes to Financial Statements.



        SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                     Notes to Financial Statements


Note 1.    General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries (Entergy Savings Plan) is provided for general information only. Entergy Savings Plan participants should refer to the Entergy Savings Plan summary plan description for a more complete description of the Entergy Savings Plan's provisions.

General: The Entergy Savings Plan is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan information.

The Entergy Savings Plan constitutes two types of plans qualified under Internal Revenue Code Section 401 as follows:

     o A profit sharing plan; and
     o A  stock bonus plan which constitutes an Employee  Stock
       Ownership Plan (ESOP).

Plan Amendments in 2001: The Entergy Savings Plan was amended effective January 1, 2001 to adopt certain benefit enhancements. These amendments apply to eligible employees who are employed by a participating Entergy System Company on or after January 1, 2001. These amendments do not apply to New York Employees (NY Employees) or bargaining employees located at the Pilgrim Steam Electric Generating Station (Pilgrim Bargaining Employees). NY Employees include employees transferred from the Power Authority of the State of New York (NYPA) to Entergy Nuclear Operations, Inc. (ENUC), or employees hired by ENUC after November 21, 2000, whose work location is either the James A. Fitzpatrick Nuclear Power Station, the Indian Point 3 Nuclear Power Station, or Entergy's White Plains, New York office that provides professional support to those plants.

The Entergy Savings Plan was also amended effective September 6, 2001 to include certain provisions applicable to Indian Point 2 Employees (IP2 Employees). Generally, IP2 Employees include non-bargaining employees transferred from Consolidated Edison Company of New York, Inc. (Con Edison) to ENUC, or non-bargaining employees hired by ENUC after September 6, 2001 whose work location is either Indian Point Generating Station Unit 1 or 2, Indian Point Gas Turbine Unit 1, 2, or 3, or the Toddville Training Center.

The Entergy Savings Plan was also amended effective September 6, 2001 to restate the features of the participant loan program, including special provisions for IP2 Employees.

The significant changes to the Entergy Savings Plan resulting from these amendments are described throughout this note.

Trustee: The Entergy Savings Plan utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. Except for NY Employees, the Entergy Savings Plan's investment options, which are managed by its trustee or affiliates of its trustee, are:

     o    Entergy Stock Fund
     o    Stable Income Fund
     o    Balanced Fund
     o    Equity Income Fund
     o    Equity Index Trust
     o    Blue Chip Growth Fund
     o    New Horizons Fund
     o    New Income Fund
     o    International Stock Fund
     o    Participants' Loans
     o    Tradelink Participant-Directed Brokerage Accounts1

1  Investment option does not apply to Pilgrim Bargaining Employees

Eligibility: The Entergy Savings Plan is available to participating Entergy System Company employees as soon as administratively practicable following the employee's employment commencement date. However, Pilgrim Bargaining Employees have a six-month waiting period.

Contributions: Entergy Savings Plan contributions made by or on behalf of participants are deposited with the trustee. Participants may elect to contribute, through payroll deductions, up to a total of 6% of their annual base salary (basic) for which the employing Entergy System Company will make matching contributions. Participants may make supplemental contributions up to 13% of their annual base salary for which there are no matching contributions, except for Pilgrim Bargaining Employees who may make supplemental contributions up to 10% of their annual base salary. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The 401(k) contribution dollar limit for the calendar year 2001 was $10,500 per participant.

The employing Entergy System Company's matching contribution to the Entergy Savings Plan on behalf of the participant is determined based on the participant's investment election. If a participant's employer matching investment election is directed entirely to the Entergy Stock Fund, the employing Entergy System Company's matching contribution will be equal to 75% of the participant's basic contribution. Employer matching contributions not directed entirely to the Entergy Stock Fund will receive matching contributions equal to 50% of the participant's basic contribution. Pilgrim Bargaining Employees will receive matching contributions equal to 50% of the participant's basic contribution regardless of their investment elections.

The Entergy Savings Plan provides that certain taxable amounts received by an employee that originated from an employee benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), may be accepted under the Entergy Savings Plan as rollover contributions (rollover contributions).

Investments: Participant contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options. Earnings on participant contributions are allocated based on participants' account balances.

The 50% matching contributions on participant-elected contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options and the 75% matching contributions on participant-elected deferrals are invested in the Entergy Stock Fund. The 50% matching contributions for Pilgrim
Bargaining Employees are invested in the Entergy Stock Fund. Participants can transfer a portion of their matching contributions invested in the Entergy Stock Fund into other Entergy Savings Plan investment funds if they are at least 50 years of age and have 10 years of participation in the Entergy Savings Plan. Years of participation in the Gulf States Utilities Company Employee's Thrift Plan, the NYPA Savings Plan, and the Con Edison Savings Plan also count for this purpose. Pilgrim Bargaining Employees must be 55 years of age and have 10 years of participation in the Entergy Savings Plan to exercise this option.

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts: Each participant's account is credited with the participant's contribution and allocation of the Entergy System Companies' matching contribution and net earnings of the Entergy Savings Plan's interest in the Master Trust (see Note 4). Allocations are based on participant earnings or account balances, as defined.

Vesting: Participants are fully vested at all times in participant contributions and company matching contributions. Pilgrim Bargaining Employees are fully vested at all times in participant contributions and become fully vested in company matching contributions upon completion of five years of service.

In-Service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental contributions, rollover contributions, and System Individual Retirement Accounts. Such withdrawals may include all or a portion of the value of their basic and supplemental before-tax accounts if the participant has attained age 59-1/2. Withdrawals of before-tax contributions may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant may also apply for a hardship withdrawal from his 401(k) contributions if the participant satisfies certain financial hardship withdrawal criteria.

A dividend pass through feature under the Entergy Savings Plan allows participants to either receive a cash distribution of their ESOP Entergy Stock Fund dividends or reinvest the dividends in the ESOP Entergy Stock Fund. Cash dividends on Entergy Corporation common stock attributable to employer matching contributions made at the rate of 75% of the participant's basic contribution are paid to the employee in cash.

Employed participants may, with certain restrictions, transfer from the ESOP Entergy Stock Fund a portion of the amount credited to their ESOP accounts to other investment funds (or withdraw such amount, in the case of certain Tax Credit ESOP accounts) after the participant completes an 84-month holding period or after the participant reaches age 50 and completes 10 years of plan participation. The amount of in-service withdrawal is limited by provisions of the Code applicable to the ESOP and may be subject to an additional 10% premature distribution tax unless the participant is age 59-1/2 or older. Withdrawals from the ESOP accounts are in the form of stock certificates, plus cash for the value of any fractional share, unless the participant makes a request to receive the withdrawal in the form of cash.

Loans to participants: The Entergy Savings Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account up to a maximum of 50% of the vested balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate plus 1% in accordance with an established schedule. The loan must be repaid within 4-1/2 years, or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of Benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Sections 408(a) or 401(a) of the Code. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax.

Inactive accounts: Participants are allowed, under the provisions of the Entergy Savings Plan, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan until age 70-1/2. The amount allocated to such participants was $209,081,262 at December 31, 2001.

Forfeitures: Upon termination of employment for reasons other than retirement, disability, or death, the portion of the employee's account in which he/she is not vested at the time of termination shall be forfeited and credited to a forfeiture account. Amounts forfeited for the year ended December 31, 2001 were $22,478. Forfeitures are used first to pay administrative expenses and the residual, if any, to reduce employer contributions.

NY  Employees:   The  following provisions are  applicable  for  NY
employees.

   Eligibility: NY employees become eligible to participate in the Entergy Savings Plan upon commencement of employment with an Entergy System Company.

   Contributions: Entergy Savings Plan contributions made by or on behalf of NY employees are deposited with the trustee. Non-
bargaining NY Employees may elect to contribute, through payroll deductions, up to a total of 6% of their annual base salary (basic). The employing Entergy System Company will make matching contributions to the Entergy Savings Plan on behalf of the participant in an amount equal to 50% of the participant's basic contribution. Participants may make additional contributions up to a total of 9% of their annual base salary (supplemental) for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The 401(k) contribution dollar limit for the calendar year 2001 was $10,500 per participant.

    Bargaining NY Employees may only contribute to the Entergy Savings Plan on a before-tax basis. These contributions may not exceed: (1) 25% of earnings if the employee is credited with ten or more years of benefit service or does not participate in the Entergy Corporation Retirement Plan III; or (2) 22% of earnings if the employee is credited with less than ten years of benefit service and participates in the Entergy Corporation Retirement Plan
III. Bargaining NY Employees are not eligible for employer matching contributions.

   Investments: Participant contributions are invested as directed by participants in accordance with the investment options made available to non-bargaining and bargaining NY Employees. Matching contributions made on behalf of non-bargaining NY Employees, based on their elected contributions, are invested by the trustee in the Entergy Stock Fund. The Entergy Savings Plan's investments available to non-bargaining NY Employees (which includes any amounts transferred from the NYPA Savings Plan for bargaining NY Employees) and to bargaining NY Employees, which are managed by its trustee or affiliates of its trustee are:

     o    Stable Value Trust1
     o    Mid-Cap Value Fund1
     o    Value Fund1
     o    Prime Reserve Fund1
     o    Growth and Income Fund
     o    New America Growth Fund
     o    Science and Technology Fund
     o    Capital Appreciation Fund
     o    Spectrum Income Fund
     o    Spectrum Growth Fund
     o    Equity Index 500 Fund
     o    Growth Stock Fund2

1 Available to bargaining NY Employees only
2 Available to non-bargaining NY Employees only

    Participant accounts: Transferred NY Employees' before-tax and after-tax accounts under the NYPA Savings Plan were transferred to the Entergy Savings Plan by direct trust-to-trust transfer.

    Vesting: NY Employees are fully vested at all times in participant contributions and amounts transferred from the NYPA Savings Plan. Non-bargaining NY Employees become fully vested in company matching contributions upon completion of five years of service. Years of service under the NYPA Savings Plan also count for this purpose.

     In-Service withdrawals: Special in-service withdrawal provisions apply to non-bargaining NY Employees and to that portion of a bargaining NY Employee's accounts transferred from the NYPA Savings Plan. Under these provisions, the NY Employee may, with certain restrictions, withdraw all or a portion of the value of their after-tax contributions and any vested portion of their NYPA Company account. NY Employees described in this paragraph who have attained age 59-1/2 may, without penalty and subject to certain restrictions, withdraw all or a portion of their NYPA Company, Deferral, Qualified Non-Elective, Rollover, and Discretionary Employer Contribution accounts. A separate financial hardship withdrawal provision also applies.

    Loans to participants: Certain provisions apply to non-bargaining NY Employees under the Entergy Savings Plan loan program. Non-bargaining NY Employees may have two loans outstanding at any time. In addition, the loan repayment period is subject to a 30-year maximum for a participant's primary residence loan, and a 5-year maximum for all other loans. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate plus 1% in accordance with an established schedule. Bargaining NY Employee participants are not eligible for new loans under the Entergy Savings Plan.

    Payment of benefits: Transferred NY employees shall be paid in the form of cash for that portion of their Company account that was transferred from the NYPA Savings Plan upon termination of employment, retirement, disability, or death. There are certain provisions applicable to non-bargaining and bargaining NY Employees that are carried over from the NYPA Savings Plan and the NYPA DC Plan, respectively, regarding the timing and form of payment of benefits.

IP2  Employees:   The  Entergy Savings Plan was  amended  effective
September 6, 2001 for IP2 employees in the following respects.

    Eligibility: IP2 non-bargaining employees become eligible to participate in the Entergy Savings Plan as soon as administratively possible following commencement of employment with an Entergy System Company. IP2 bargaining employees are not eligible to participate in the Entergy Savings Plan.

    Investments: If a participant's transferred account includes investments in Con Edison common stock, the participant must direct this portion of the account to be reinvested in one or more of the other investment options available under the Entergy Savings Plan within twelve months of the transfer of the account to the Entergy Savings Plan.

   Participant accounts: Transferred IP2 Employees' before-tax and after-tax accounts under the Con Edison Savings Plan were transferred to the Entergy Savings Plan by direct trust-to-trust transfer.

     In-Service withdrawals: Special in-service withdrawal provisions apply to non-bargaining IP2 Employees accounts transferred from the Con Edison Savings Plan. Under these provisions, the IP2 Employees who have not yet attained age 59-1/2 may, with certain restrictions, withdraw all or a portion of the value of their after-tax contributions and their Con Edison Company matching account.


Note 2.   Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Investment valuation: Cash and temporary cash investments and loans to participants are valued at cost, which approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair market value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to GICs except that the assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. A wrapper contract is an insurance policy that guarantees a stated rate of return on specific Master Trust assets placed in the trust.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500, which requires benefits payable to be accrued and charged to net assets in the period the liability arises.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income (loss) in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income (loss) also includes realized gains and losses.

Purchases and sales of securities are accounted for on a trade-date
basis.    Interest  income  is  recorded  on  the  accrual   basis.
Dividends are recorded on the ex-dividend date.

Administrative expenses: All costs and expenses of administering the Entergy Savings Plan, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by forfeitures and then by Entergy Corporation.

Concentration of credit risk: The Stable Income Fund of the Master Trust invests in GICs and SICs which are subject to credit risk with respect to the insurance companies that back them. The potential credit risk of the GICs as of December 31, 2001 is $50,102,449. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust. As of December 31, 2001, the contract value of the SIC assets was $174,088,033. The fair value of the SIC assets exceeded the contract value by $4,118,534. There are no reserves against the contract values of the GICs or SICs for credit risk of the contract issuers or otherwise. The Entergy Savings Plan provisions set investment guidelines addressing investment diversification, quality, maturity and performance standards prescribed to mitigate the potential credit risk.


Note 3.   Investment Contracts With Insurance Companies

The Master Trust invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial
institutions.   The  average  yield for  the  GICs  and  SICs  was
approximately 5.7% for 2001 and 6.5% for 2000. The crediting interest rates varied from 4.42%-6.60% for 2001 and 2000.


Note 4.   Interest in Master Trust

The Entergy Savings Plan investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by T. Rowe Price Trust Company (the
Trustee). The Entergy Savings Plan maintains an undivided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. As of December 31, 2001 and 2000, the Entergy Savings Plan's interest in the net assets of the Master Trust was approximately 99% and 100%, respectively.

The fair values of investments in the Master Trust as of December 31, 2001 and 2000 are as follows:

                                               2001              2000

        Cash and cash equivalents         $   40,551,547    $   30,356,253
        Common stock*                        575,905,167       601,837,292
        Mutual funds                         535,718,048       450,208,929
        Common trust funds                   142,788,948       113,303,508
        Guaranteed investment contracts       50,102,449        18,276,970
        Synthetic investment contracts       174,088,033       183,710,228
        Brokerage accounts                     7,388,946         6,297,797
        Loans to participants                 41,519,682        31,962,402
                                          --------------    --------------
                                          $1,568,062,820    $1,435,953,379
                                          ==============    ==============

* As  of  December 31, 2001 and 2000, $482,449,100 and $532,441,519,
  respectively, of the Entergy Corporation common stock was non-participant directed.

Dividend and interest income and net realized and unrealized appreciation (depreciation) of investments in the Master Trust for the year ended December 31, 2001 are summarized as follows:

Dividend and interest income:

             Common stock                 $16,847,998
             Mutual funds                  14,126,878
             Common trust funds               630,515
             Loans to participants          3,443,375
                                          -----------
                                          $35,048,766
                                          ===========

Net   realized   and  unrealized  appreciation  (depreciation)   of
investments:

     Common stock                          $(43,861,111)
     Mutual funds                           (54,615,024)
     Common trust funds                     (10,995,998)
     Synthetic investment contracts          13,801,227
     Brokerage accounts                      (2,328,833)
                                           ------------
                                           $(97,999,739)
                                           ============

Non-bargaining NY employees' before-tax and after-tax accounts under the NYPA Savings Plan were transferred to the Entergy Savings Plan effective November 21, 2000 and received in January 2001.
Therefore, the plans and loans transferred are reflected as receivables in the Statement of Net Assets as of December 31, 2000.


Note 5. Tax Status

Entergy Savings Plan obtained its latest determination letter on March 26, 1997, in which the Internal Revenue Service stated that the Entergy Savings Plan, as then designed, was in compliance with the applicable requirements of the Code. The Entergy Savings Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Entergy Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan's financial statements.


Note 6.   Entergy Savings Plan Termination

Although it has not expressed any intent to do so, the Entergy System Companies have the right under the Entergy Savings Plan to discontinue their contributions at any time and Entergy Corporation has the right to terminate the Entergy Savings Plan subject to the provisions of ERISA. In the event that the Entergy Savings Plan is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan provides that all participants will be fully vested and the net assets of the Entergy Savings Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.


Note 7.   Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by the Entergy Savings Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions. As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $39.11 and $42.31 per share at December 31, 2001 and 2000, respectively.


Note 8.   Reconciliation to Form 5500

As of December 31, 2001 and 2000, the Entergy Savings Plan had approximately $271,164 and $687,782, respectively, of pending distributions to participants who elected to withdraw from the Entergy Savings Plan. These amounts are recorded as a liability in the Entergy Savings Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

The following reconciles the financial statements to the Entergy Savings Plan Form 5500 for the plan year ended December 31, 2001 and 2000:

                               Net Assets Available                Benefits Paid
                                    for Benefits
                                2001            2000             2001          2000
Per financial statements   $1,552,032,219  $1,532,859,235   $ 58,693,825   $ 94,283,242
Pending distributions to         (271,164)       (687,782)      (416,618)       400,987
  participants
                           --------------  --------------   ------------   ------------
Per Form 5500              $1,551,761,055  $1,532,171,453   $ 58,277,207   $ 94,684,229
                           ==============  ==============   ============   ============

                               SIGNATURE


      The Entergy Savings Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SAVINGS PLAN OF ENTERGY
                                   CORPORATION AND SUBSIDIARIES


                                   By:  /s/ Darrell A. Guidroz
                                        Darrell A. Guidroz
                                        Director, Human Resources
                                        Compensation and Benefits



Dated:  June 28, 2002

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post-Effective Amendments No. 3 and 5A on Form S-8, and their related prospectus, to Registration Statement No. 33-54298 of Entergy Corporation on Form S-4 of our report dated June 21, 2002, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries for the year ended December 31, 2001.



DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 28, 2002